Mail Stop 7010

        March 20, 2006

via U.S. mail and facsimile

Mr. Yvon Pierre Cariou
Dynamic Materials Corporation
5405 Spine Road
Boulder, Colorado 80301

        Re: Dynamic Materials Corporation
    Form 10-K for the year ended December 31, 2004
    Form 10-Q for the period ended September 30, 2005
        File No. 1-14775

Dear Mr. Cariou:

        We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        If you have any further questions regarding our review of
your
filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

        Sincerely,

        John Cash
        Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

        DIVISION OF
CORPORATION FINANCE